NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

October 2, 2025

Anuja Majmudar

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       HNO International, Inc.

Amendment 4 to Offering Statement on Form 1-A

Filed September 25, 2025

File No. 024-12607

Dear Ms. Majmudar:

This is in response to the letter of comment of the Staff dated September 30, 2025, relating to Amendment No. 4 to the Offering Statement on Form 1-A of HNO International, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Amendment No. 4 to Form 1-A filed September 25, 2025

Business

Our Products, page 19

Comment No. 1: We note your response to our prior comment 1. Please correct the number of kilowatts of electricity available to sell to customers in a year in footnote (1) to 35,040,000, which represents 4,000 kilowatts per hour multiplied by 8,760 hours.

Please be advised that the subject disclosure has been revised, in response to such comment.

General

Comment No. 2: We note your response to prior comment 6. We further note the company continues to offer 50,000,000 shares at a price per security of $0.5750, the midpoint of the price range, but you have increased the portion of the aggregate offering price attributable to securities being offered on behalf of the issuer to $28,941,667. Please advise or revise. In addition, please tell us your basis for including the portion attributable to securities being offered on behalf of the selling security holders in calculating the net proceeds to the issuer or revise.

Please be advised that the subject information in Item 4 of Part I has been revised, in response to such comment.

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Comment No. 3: We note the reference to “NLF Support Services, LLC, the Selling Shareholder,” in the last paragraph of the legal opinion is inconsistent with disclosure elsewhere in the legal opinion and offering statement. Please advise or revise.

Please be advised that the legal opinion has been revised and is included in the filing as Exhibit 12.1.

_________________________________

Further to recent discussions between the Staff and the undersigned, the Company confirms that it understands each of the provisions of Rule 253(b), including the notes to such paragraph.

_________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

Thank you for your attention in this matter.

Sincerely,
NEWLAN LAW FIRM, PLLC By: /s/ Eric Newlan Eric Newlan Managing Member

cc: HNO International, Inc.

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